SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 2
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                                  T-REIT, INC.
                            (Name of Subject Company)

   Moraga Gold, LLC; MPF-NY 2005, LLC; Steven Gold; Sutter Opportunity Fund 3, LLC; MPF Flagship Fund 10, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund
 II, LLC; MPF DeWaay Premier Fund 3, LLC; MP Value Fund 5, LLC; MPF Acquisition Co. 3, LLC; MP Value Fund 7, LLC; MP Value Fund 6, LLC; MPF DeWaay Premier Fund 2, LLC; MP Value Fund 8, LLC; MPF Flagship Fund 9, LLC; MP Falcon Fund, LLC;
              MPF Flagship Fund 11, LLC; MPF Income Fund 16, LLC;
                      and MacKenzie Patterson Fuller, Inc.
                                    (Bidders)

                             SHARES OF COMMON STOCK
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

     Transaction                                            Amount of
     Valuation*                                             Filing Fee

     $2,929,500.00                                          $344.80

 * For purposes of calculating the filing fee only. Assumes the purchase of 450,000 Shares at a purchase price equal to $6.51 per Share in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $397.24
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, Inc.
         Date Filed: November 1, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

The Schedule TO filed as of November 1, 2005 and amended November 22, 2005 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by Moraga Gold, LLC; MPF-NY 2005, LLC; Steven Gold; Sutter Opportunity Fund 3, LLC; MPF Flagship Fund 10, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Premier Fund 3, LLC; MP Value Fund 5, LLC; MPF Acquisition Co. 3, LLC; MP Value Fund 7, LLC; MP Value Fund 6, LLC; MPF DeWaay Premier Fund 2, LLC; MP Value Fund 8, LLC; MPF Flagship Fund 9, LLC; MP Falcon Fund, LLC; MPF Flagship Fund 11, LLC; MPF Income Fund 16, LLC; and MacKenzie Patterson Fuller, Inc. (collectively the "Purchasers") to purchase up to 450,000 shares of common stock (the "Shares") in T-REIT, Inc. (the "Corporation"), the subject company, at a purchase price equal to $7.50 per Share, less the amount of any dividends declared or made with respect to the Shares between November 1, 2005 (the "Offer Date") and December 12, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 1, 2005 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by shareholders, and acceptance for payment by the Purchasers, of a total of 158,141.9369 shares. Upon completion of the Offer, the Purchasers held an aggregate of approximately 158,141.9369 shares, or approximately 3.4% of the total outstanding shares. These shares were allocated among the Purchasers as follows:

MPF-NY 2005, LLC - 15,814 Shares
Moraga Gold, LLC- 7,907 Shares
Sutter Opportunity Fund 3, LLC - 12,651 Shares
MPF Flagship Fund 10, LLC - 31,628 Shares
MPF Blueridge Fund I, LLC - 28,466 Shares
MPF Blueridge Fund II, LLC - 15,814 Shares
MPF Acquisition Co. 3, LLC - 7,907 Shares
MPF DeWaay Premier Fund 3, LLC - 15,814 Shares
MP Value Fund 5, LLC - 12,651 Shares
MP Income Fund 16, LLC - 9,489.9369 Shares



                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 3, 2005

Moraga Gold, LLC; MPF-NY 2005, LLC; Steven Gold; Sutter Opportunity Fund 3, LLC; MPF Flagship Fund 10, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Premier Fund 3, LLC; MP Value Fund 5, LLC; MPF Acquisition Co. 3, LLC; MP Value Fund 7, LLC; MP Value Fund 6, LLC; MPF DeWaay Premier Fund 2, LLC; MP Value Fund 8, LLC; MPF Flagship Fund 9, LLC; MP Falcon Fund, LLC; MPF Flagship Fund 11, LLC; MPF Income Fund 16, LLC; and MacKenzie Patterson Fuller, Inc.

By:      /s/ Chip Patterson
         --------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person